Exhibit 99.3

SUZANO S.A.

Publicly Held Company

Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                  Date, Time and Place: The Board of Directors of Suzano S.A. (“Company”) convened on February 12, 2020, at 1:00 p.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.                  Attendance: the following Directors attended the meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Antonio de Souza Corrêa Meyer (Director), Jorge Feffer (Director), Maria Priscila Rodini Vansetti Machado (Director), Rodrigo Kede de Freitas Lima (Director) and Ana Paula Pessoa (Director). Mr. Marcelo Feriozzi Bacci, CFO of the Company, was invited to make a presentation.

3.                  Chairman and Secretary: The meeting was chaired by Mr. David Feffer, who invited Mr. Vitor Tumonis to act as secretary.

4.                  Agenda: To approve an amendment to the Financial Debt Policy of the Company (the “Policy”).

5.                  Minutes in summary form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.                  Presentation, Discussions and Decision: As requested, Mr. Marcelo Feriozzi Bacci, CFO of the Company, presented the subject to the Board members and explained that the amendment now proposed is only a wording amendment to clarify that the financial leverage shall be measured in US dollars. After the presentation and the discussions following thereto, the Directors attending to the Meeting, unanimously and without restrictions, approved referred amendment to the Policy.

7.                  Closure: there being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Audit Board members present.

São Paulo, SP, 12 February 2020.

(continuance of the meeting of the Board of Directors of Suzano S.A., held on February 12, 2020 at 1:00 p.m.)

David Feffer	Vitor Tumonis
Chairman of the Meeting and of the Board	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman	Vice-Chairman

Antonio de Souza Corrêa Meyer	Jorge Feffer
Director	Director

Rodrigo Kede de Freitas Lima	Maria Priscila Rodini Vansetti Machado
Director	Director

Ana Paula Pessoa
Director

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